January 11, 2007

VIA ELECTRONIC MAIL
Mr. Jeff Gordon
Division of Corporate Finance
U.S. Securities & Exchange Commission
Washington, D.C. 20549

Re:	Solar Thin Films, Inc.
Amendment No. 2 to Registration Statement on Form SB-2
Filed December 18, 2006
File No. 333-136060

Dear Mr. Gordon:

On behalf of Solar Thin Films, Inc. (“Company or Registrant”), and in response to the Staff’s verbal comments given to us on January 10, 2007 in connection with the above referenced filing, we hereby submit our proposed response to Comment 5 included in the Staff’s Comment Letter dated January 3, 2007. We hope this approach is satisfactory.

Comment 5

After further review, the Company believes its predecessor, American Global United, Inc. (“AUGI”) incorrectly accounted for the March 16, 2006 placement of its $1,250,000 of debt.

On March 16, 2006, AUGI issued $1,250,0001 of non-interest bearing secured notes payable maturing in March 2009. In addition, in connection with the purchase of the non-interest bearing secured notes, AUGI agreed to issue to the note holders, as additional compensation 625,0002 shares of restricted common stock, and 625,0003 warrants to acquire common stock expiring in 5 years with an exercise price of $1.20 per share. The warrants did not contain registration rights and qualified for equity treatment under EITF 00-19, paragraphs 12-32. AUGI did not issue the additional consideration (the shares and the warrants) to the note holders.

Since the notes were non-interest bearing, upon their issuance, AUGI calculated an imputed interest amount equal to $265,000, to be ratably accreted over the three year term of the notes.

The notes did not contain any conversion rights.

On May 18, 2006, the notes were amended to include the following:
_______________________
1 Originally disclosed as $1,235,000 per Form 8-K dated March 16, 2006 and filed on March 23, 2006 ; increased to final proceeds received of $1,250,000
2 Originally 617,500 shares; adjusted to 625,000 shares as a result of additional loan proceeds received
3 Originally 617,500 warrants; adjusted to 625,000 warrants as a result of additional loan proceeds received

•	The holders received an aggregate of 1,000,000 shares of the Company’s restricted common stock in place of the previously agreed upon 625,000 shares

•	AUGI entered into a registration rights agreement in connection with the common shares underlying the 625,000 warrants and subsequently issued the warrants.

•	Granted the note holders the right to convert unpaid principal to the Company’s common stock at an amount equal to $1.00 per share.

AUGI determined the modifications to the debt were substantial and in accordance with EITF 96-19 and the guidance in proposed EITF 06-06, took the following steps:

•	charged the fair value of the common stock ($1,200,000) and warrants ($422,125) to operations prior to the sale of the assets to the Registrant

•
calculated the embedded conversion feature added to the debt and amortized the amount of $ 250,000[4] over the remaining term of the loan, along with the previously unamortized imputed interest of $ 250,277.

The total debt discount to be recognized (BCF and imputed interest) is $500,277.

We have recalculated the allocation of the beneficial conversion feature embedded in the amended March 2006 notes payable assumed in connection with the acquisition of the AUGI assets and assumption of its liabilities on June 14, 2006, in accordance with EITF 98-5, and enclose the Registrant’s working paper summarizing the recalculation.

Based upon the recalculation, the Company incorrectly recorded the beneficial conversion feature embedded in the March 2006 debt as $586,625, compared to the re-calculated amount of $500,277 , a difference of $86,348.

The working paper also summarizes the computation of the fair value of the warrants, common stock and the beneficial conversion feature in connection with the June 2006 $6,000,000 convertible note payable accordance with EITF 00-27. We have revised the analysis to use the effective conversion price based upon the proceeds allocated to the June 2006 financing in calculating of the embedded beneficial conversion feature. Based upon the revised calculations, the Company has determined there was no change to the previously reported accounting for, or disclosure of, the June 2006 financing as a result of the revision.

Based upon the revised computation, the Registrant’s aggregate debt discount that shall be accreted to operations over the term of the March 2006 notes as interest expense is overstated by $86,348, an amount considered to be immaterial. The Company shall correct the computation in its future filings.

The Company acknowledges that:

The Company is responsible for the adequacy and accuracy of the disclosure in the filing:
_____________________
4 Per revised Exhibit B attached to and made part of this response; under separate cover the excel worksheet shall be submitted electronically.

Staff comments or changes to disclosure in response to staff comments do not foreclose the commission from taking any action with respect to the filing; and

The Company may not assert staff comments as a defense in any proceedings initiated by the commission or any person under the federal securities laws of the United States.

We thank you in advance for your assistance in this matter. we respectfully request an expedited review of our response. If you have any questions or additional comments, please do not hesitate to contact me at 212-930-9700.

Yours truly,

/s/ Stephen Fleming

Stephen Fleming

Solar Thin Films, Inc
Allocation of debt instrument values

		FMV of
Date	Proceeds	Stock	Notes
May 18, 2006	1,250,000	1.20	1,250,000

Allocated proceeds of the note:
Number of shares to be received upon conversion	1,250,000
Effective conversion price:	$1.00
Intrinsic value of conversion option:	0.20
Debt discount-BCF	250,000

Summary:
Debt Discount-BCF:	250,000
Imputed interest	250,277

Total	500,277

		FMV of	Common	Fair Values of instruments
Date	Proceeds	Stock	Stock issued	Stock issued	Notes	Warrants
June 16, 2006	6,000,000	1.45	4,800,000	6,960,000	6,000,000	10,821,900
						(based on Black Scholes valuation)

Black Scholes Warrant Value Calculation:						Total Valuation:
Number of Warrants:	3,000,000	3,000,000	3,000,000	3,000,000		Note	6,000,000	46%
Strike Price:	$ 2.00	$ 2.20	$ 3.00	$ 3.30		Common stock	6,960,000	54%
Term	3 years	4 years	3 years	4 years		Warrants	-	0%	(Registration rights - warrant liability recorded)
Mkt value of stock:	$ 1.45	$ 1.45	$ 1.45	$ 1.45			12,960,000	100%
Dividend yield:	-	-
Volatility	93.03%	93.03%	93.03%	93.03%	***	Relative Allocation of Proceeds:
Risk Free Rate:	5.10%	5.08%	5.10%	5.08%		Note	2,777,778
Option Value:	0.7878	1.1593	0.8875	0.7727		Common stock	3,222,222
						Warrants	-
							6,000,000

Allocated proceeds of the note:		2,777,778				***Volatility
Number of shares to be received						Based on ave volatility of similar companies:
upon conversion		6,000,000				DTSI	94.89%
Effective conversion price:		$ 0.46				ESLR	91.16%
Intrinsic value of conversion option:		0.99				AVERAGE:	93.03%
Debt discount-BCF		5,922,222	(limited to 2,777,778)

Summary:
Debt Discount-BCF:		2,777,778
Debt Discount-stock		3,222,222
Debt Discount-Warrants:		-	FAIR VALUE-REG RIGHTS
Total		6,000,000